BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

April 15, 2021

Steve Lo, Staff Accountant

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	GRASS QOZF, Inc.
Amendment No. 4 to Offering Statement on Form 1-A
Filed March 26, 2021
File No. 024-11204

Dear Mr. Low:

We are in receipt of your letter dated April 9, 2021, setting forth certain comments to Amendment No. 4 to the Offering Statement on Form 1-A which was filed on March 26, 2021 by GRASS QOZF, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 4 to Offering Statement on Form 1-A filed March 26, 2021

Plan of Distribution, page 25

1.	We note the changes to your disclosure regarding the compensation to be paid to the placement agent. Please file a revised Consultancy Agreement with Capital2Market Consulting, LLC and a revised placement with C2M Securities, LLC to give effect to the new terms.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 5 to the Form 1-A which, includes the amendments to the arrangement with C2M Securities, LLC, as requested.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:           Don Harmer, CEO